OFFEROR’S NOTICE
February 13, 2006
Dear Shareholder of Placer Dome Inc.,
      Barrick Gold Corporation (the “Offeror”) made an offer (the “Offer”) to all holders (the “Shareholders”) of common shares (the “Shares”) of Placer Dome Inc. (“Placer Dome”) pursuant to an offer and circular dated November 10, 2005, as amended by a notice of extension and variation dated January 4, 2006 and a notice of extension and subsequent offering period dated January 20, 2006 (the “Offer and Circular”) to purchase all of the outstanding Shares (including those Shares that are subject to CHESS Depositary Interests and International Depositary Receipts), including Shares that became outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that were convertible into or exchangeable or exercisable for Shares.
      Capitalized terms used in this Offeror’s Notice but not otherwise defined herein have the respective meanings ascribed thereto in the Offer and Circular, which is available with Placer Dome’s filings at www.sedar.com.
      The Offer was made on the basis of, at the election of the Shareholder:

(a)	US$22.50 in cash (the “Cash Alternative); or

(b)	0.8269 of a common share of Barrick (a “Barrick Common Share”) plus US$0.05 in cash (the “Share Alternative”), subject, in each case, to pro ration as described in the Offer and Circular.
      Shareholders of Placer Dome holding more than 94% of the outstanding Shares not previously owned by the Offeror and its affiliates accepted the Offer. The Offeror has taken up and paid for all Shares validly tendered under the Offer.
      The Offeror hereby gives you notice that it is exercising its right under Section 206 of the Canada Business Corporations Act (the “CBCA”) to acquire (the “Compulsory Acquisition”) all of the Shares not acquired by it under the Offer. You may elect to receive either the Cash Alternative or the Share Alternative by indicating your election on the enclosed transmittal and election form (the “Transmittal and Election Form”).
Compulsory Acquisition
      Pursuant to Section 206 of the CBCA, within 20 days after receiving this notice you are required to elect:

(a)	to transfer your Shares to the Offeror on the basis of either: (i) the Cash Alternative; or (ii) the Share Alternative, subject in each case to pro ration as described below under “Pro Rationing of Consideration”; or

(b)	to demand payment of the fair value of your Shares in accordance with Sections 206(9) to (18) of the CBCA by notifying the Offeror at the address of CIBC Mellon Trust Company given below of such demand within 20 days after receiving this Offeror’s Notice.
      The Offeror must receive notice of your election through CIBC Mellon Trust Company (“CIBC Mellon”) at or before 9:00 a.m. (Toronto time) on March 15, 2006. If you do not notify the Offeror in accordance with the election options above, or if an election is improperly made by such time, you will be deemed to have elected to transfer your Shares to the Offeror and to have elected the Share Alternative in respect of such transfer.
      The maximum amount of cash payable by the Offeror in connection with the Compulsory Acquisition is US$76,638,966 (the “Maximum Cash Consideration”). The maximum number of Barrick Common Shares issuable by the Offeror in connection with the Compulsory Acquisition is 19,004,357 Barrick Common Shares (the “Maximum

Share Consideration”). The amount of cash and Barrick Common Shares available for each Share to be acquired in the Compulsory Acquisition is the same amount, on a per Share basis, as was available under the Offer.
      As a result of pro rationing, Shareholders who elect the Cash Alternative may receive some share consideration and Shareholders who elect (or are deemed to have elected) the Share Alternative may receive cash consideration in excess of US$0.05 per Share.
Pro Rationing of Consideration
      The actual consideration to be received by a Shareholder pursuant to the Compulsory Acquisition will be determined in accordance with the following:

(a)	the aggregate amount of cash (including the minimum of US$0.05 in cash per Share of cash consideration that will be paid to Shareholders who elect (or are deemed to elect) the Share Alternative) that the Offeror will pay as consideration for Shares acquired in respect of the Cash Alternative and the Share Alternative shall not exceed the Maximum Cash Consideration;

(b)	the aggregate number of Barrick Common Shares that the Offeror will issue as consideration for Shares acquired in respect of the Share Alternative shall not exceed the Maximum Share Consideration;

(c)	if the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Shares, together with the US$0.05 in cash per Share to be paid along with Barrick Common Shares to Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those Shareholders who have so elected the Cash Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought by each such Shareholder who so elected the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, less the US$0.05 in cash per Share to be paid along with Barrick Common Shares to Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Shares, and the denominator of which is the aggregate amount of the cash consideration sought by those Shareholders who elected the Cash Alternative in respect of their Shares, and each such Shareholder will receive Barrick Common Shares (or cash in lieu of any fractional Barrick Common Share) as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder (calculated by valuing each Barrick Common Share at US$27.20); and

(d)	if the number of Barrick Common Shares that would otherwise be issuable to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Shares exceeds the Maximum Share Consideration, the number of Barrick Common Shares available to those Shareholders who have so elected (or are deemed to have elected) the Share Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the number of Barrick Common Shares sought by each such Shareholder who so elected (or is deemed to have elected) the Share Alternative in respect of its Shares multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of Barrick Common Shares sought by those Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Shares, rounded down to the nearest whole number, and each such Shareholder will receive cash as consideration for any balance which exceeds the number of Barrick Common Shares allocated to the Shareholder (calculated by valuing each Barrick Common Share at US$27.20).
      For the purposes of this pro ration calculation only, shareholders who properly demand payment of the fair value of their Shares will be deemed to have elected the Share Alternative.
      For greater certainty, unless a Shareholder receives only cash consideration for all Shares tendered by the Shareholder, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will be deemed to have received a proportionate amount of cash and Barrick Common Shares as consideration for each whole Share tendered by such Shareholder.
      No fractional Barrick Common Shares will be issued in connection with the Compulsory Acquisition. Where a Shareholder is to receive Barrick Common Shares as consideration and the aggregate number of Barrick Common Shares to be issued to such Shareholder would result in a fraction of a Barrick Common Share being issuable, the number of Barrick Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of US$27.20 per Barrick Common Share), provided, however, that the number of Barrick Common Shares to be received by a Shareholder shall be rounded down in all circumstances where rounding up would result in such Shareholder receiving less than US$0.05 of cash per Share tendered by such Shareholder.
      As a result of rounding, it is possible that the actual number of Barrick Common Shares issued or the actual amount of cash paid in consideration for Shares acquired in the Compulsory Acquisition, in the aggregate, may exceed the Maximum Share Consideration or Maximum Cash Consideration, respectively.
Rollover Option
      An Eligible Shareholder (as defined below) who elects the Share Alternative, and who further elects the Rollover Option (as defined below), may make a joint tax election with the Offeror pursuant to Section 85(1) or (2) of the Tax Act (as defined below) in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Shares to the Offeror under the Share Alternative.
      If you are an Eligible Holder and elect to transfer your Shares under the Share Alternative, you may elect the Rollover Option (as defined below) by checking the appropriate box on the Transmittal and Election Form and by making a joint tax election with the Offeror as described in Section 22 of the Offer and Circular, “Canadian Federal Income Tax Considerations” in the Offer and Circular and in Box 3 of the attached Transmittal and Election Form. In order to make a joint tax election with the Offeror, two copies of the applicable tax election forms under Section 85(1) or (2) of the Tax Act must be signed and properly completed with the necessary information and must be received by the Depositary at the address below on or before May 15, 2006:
CIBC Mellon Trust Company
Attention: Barrick Tax Election
199 Bay Street
Commerce Court West
Securities Level
Toronto ON M5L 1G9
      The Offeror will execute any properly completed joint tax election forms submitted to it by an Eligible Holder as set forth above, and will forward one copy of such tax election form to the Eligible Holder at the address indicated on the joint tax election form within 60 days after the receipt thereof. The Eligible Holder will then be required to file the joint tax election form with the Canada Revenue Agency within the time period prescribed by the Tax Act. See Section 22 of the Offer and Circular, “Canadian Federal Income Tax Considerations” and the tax election instructions posted on the Offeror’s web-site at www.barrick.com.
      Shareholders who are Eligible Holders and who wish to make the necessary joint tax election with the Offeror to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes must elect the Share Alternative, and must further elect the Rollover Option in the enclosed Transmittal and Election Form. Shareholders who elect the Cash Alternative will not be permitted to elect the Rollover Option, even if such Shareholders receive Barrick Common Shares as a result of pro ration. See “Canadian Federal Income Tax Considerations” in Section 22 of the Offer and Circular.
      “Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act, whose Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).
      “Rollover Option” means the option of a Shareholder to tender Shares to the Offeror on a tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under Section 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), which option is available to a Shareholder who

(a) is an Eligible Holder, (b) has elected the Share Alternative in the enclosed Transmittal and Election Form, and (c) has elected the “Rollover Option” in Box 3 of the enclosed Transmittal and Election Form.
      “Tax Act” means the Income Tax Act (Canada), including all regulations made thereunder, as amended.
Transmittal and Election Form
      Enclosed with this Offeror’s Notice is the Transmittal and Election Form which, if completed and returned to CIBC Mellon at one of the addresses set forth below so as to be received by 9:00 a.m. (Toronto time) on March 15, 2006, will constitute notice to the Offeror of your election. If you do not notify the Offeror (by notice received by CIBC Mellon at or before 9:00 a.m. (Toronto time) on March 15, 2006) in accordance with the election options described above (including an election to demand payment of the fair value of your Shares), or if an election is improperly made, you will be deemed to have elected to transfer your Shares to the Offeror and to have elected the Share Alternative in respect of such transfer.
      You must, in all events and regardless of which alternative you elect, send all certificates representing your shares to CIBC Mellon, as agent for Placer Dome, at the following address within 20 days after you receive this Offeror’s Notice:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, Ontario M5C 2K4	Securities Level
Toronto, Ontario M5L 1G9
Telephone: (416) 643-5500 (Toronto and outside of Canada)
Toll Free: 1-800-387-0825 (Canada only)
E-Mail: inquiries@cibcmellon.com
      The method used to deliver certificates representing your Shares to CIBC Mellon is at the option and risk of the Shareholder. If certificates for Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of March 15, 2006 to permit delivery to CIBC Mellon at or prior to 9:00 a.m. (Toronto time) on such date. Delivery will only be effective upon actual receipt by CIBC Mellon.
      If a certificate has been lost, destroyed, mutilated or mislaid, you should contact CIBC Mellon, which will provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that CIBC Mellon may contact you.
      If you complete and deliver to CIBC Mellon the Transmittal and Election Form with the certificates representing your Shares on or before 9:00 a.m. (Toronto time) on March 15, 2006, the cash and, if applicable, Barrick Common Shares to which you are entitled if you elect to transfer your Shares to the Offeror will be sent to you by mail promptly after March 15, 2006.
      Questions and requests for assistance may be directed to CIBC Mellon at the above addresses and telephone numbers.

Yours very truly,

Gregory C. Wilkins
President and Chief Executive Officer
Barrick Gold Corporation

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